Exhibit 12.1

Auxilium Pharmaceuticals, Inc.

Computation of Ratio of Earnings to Fixed Charges

For the Six Months Ended June 30, 2007 and Years Ended December 31, 2006, 2005, 2004, 2003 and 2002

(Dollars in thousands)

	Six Months Ended June 30, 2007	Year Ended December 31,
		2006	2005	2004	2003	2002
Earnings:
Pretax loss from continuing operations	(21,898)	(45,948)	(38,258)	(28,518)	(28,875)	(19,544)
Add:
Fixed charges	587	546	315	767	1,229	144

Total Earnings	(22,485)	(46,494)	(37,943)	(27,751)	(27,646)	(19,400)

Fixed Charges:
Interest expensed, including amortized discounts and premiums	1	16	57	616	1,080	—
Estimate of interest expense within rental expense	586	530	258	151	149	144

Total Fixed Charges	587	546	315	767	1,229	144

Ratio of Earnings to Fixed Charges	n/a	n/a	n/a	n/a	n/a	n/a

Deficiency of Earnings Available to Cover Fixed Charges	(21,898)	(45,948)	(38,258)	(28,518)	(28,875)	(19,544)